Exhibit 8(2)




                             KELLER & COMPANY, INC.
                              555 METRO PLACE NORTH
                                    SUITE 524
                               DUBLIN, OHIO 43017
                              (614) 766-1426 (614)
                                  766-1459 FAX

June 10, 1997


The Board of Directors
Citizens Savings Bank of Frankfort
60 S. Main Street
P.O. Box 635
Frankfort, Indiana 46041-0635

Re:      Subscription Rights - Conversion of Citizens Savings Bank of Frankfort
                               Frankfort, Indiana

Gentlemen:

The purpose of this letter is to provide an opinion of the value of the subscription rights of the "to be issued" common stock of Citizens Bancorp ("Citizens Bancorp" or the "Corporation"), Frankfort, Indiana, in regard to the conversion of Citizens Savings Bank of Frankfort ("Citizens") from a federally-chartered mutual savings bank to a federally-chartered stock savings bank.

Because the Subscription Rights to purchase shares of Common Stock in Citizens Bancorp, which are to be issued to the depositors of Citizens and the other members of Citizens and will be acquired by such recipients without cost, will be nontransferable and of short duration and will afford the recipients the right only to purchase shares of Common Stock at the same price as will be paid by members of the general public in a Direct Community Offering, we are of the opinion that:

         (1) The Subscription Rights will have no ascertainable fair market value, and;

         (2) The price at which the Subscription Rights are exercisable will not be more or less than the fair market value of the shares on the date of the exercise.

Further, it is our opinion that the Subscription Rights will have no economic value on the date of distribution or at the time of exercise, whether or not a community offering takes place.

Sincerely,

KELLER & COMPANY, INC.

/s/ Michael R. Keller

Michael R. Keller, President